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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   Long                      T.                Michael
--------------------------------------------------------------------------------
   (Last)                  (First)                 (Middle)
    c/o  Brown Brothers Harriman & Co.
         59 Wall Street
--------------------------------------------------------------------------------
                                    (Street)

   New York                  NY                         10005
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name AND Ticker or Trading Symbol

   Genesee & Wyoming Inc. (GWR)
================================================================================
3. IRS Identification Number of Reporting Person, if any (Voluntary)


================================================================================
4. Statement for Month/Day/Year

   11/1/02
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [X]   10% Owner
   [_]   Officer (give title below)           [_]   Other (specify below)


================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form Filed by One Reporting Person
   [_] Form Filed by More than One Reporting Person

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                            2.        2A.           3.           Disposed of (D)                 Owned Follow-  Form:     7.
                            Transac-  Deemed        Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                            tion      Execution     Code         ------------------------------- Transac-       (D) or    Indirect
1.                          Date      Date, if any  Instr. 8)                   (A)              tions(s)       Indirect  Beneficial
Title of Security           (Month/   (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year) Day/Year)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
$.01 par value                                                                                   -0- (7)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                            9.
                                                                                                            Number   10.
                                                                                                            of       Owner-
                                                                                                            Deriv-   ship
                                                                                                            ative    Form
                   2.                                                                                       Secur-   of
                   Conver-                         5.                             7.                        ities    Deriv-  11.
                   sion            3A              Number of                      Title and Amount          Bene-    ative   Nature
                   or              Deemed          Derivative    6.               of Underlying     8.      ficially Secur-  of
                   Exer-           Exe-    4.      Securities    Date             Securities        Price   Owned    ity:    In-
                   cise    3.      cution  Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Follow-  Direct  direct
                   Price   Trans-  Date,   action  or Disposed   Expiration Date  ----------------  Deriv-  ing Re-  (D) or  Bene-
1.                 of      action  if      Code    of (D)        (Month/Day/Year)           Amount  ative   ported   In-     ficial
Title of           Deriv-  Date    any     (Instr. (Instr. 3,    ----------------           or      Secur-  Trans-   direct  Owner-
Derivative         ative   (Month/ (Month/   8)     4 and 5)      Date     Expira-          Number  ity     action(s) (I)    ship
Security           Secur-  Day/    Day/    ------  ------------   Exer-    tion             of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)         ity     Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares  5)      4)        4)      4)
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                      Class A
(Right to Buy)    $12.3333 (1)                                    (1)     1/10/11 Common    4,500(1)        4,500 (1)   D
                                                                                  Stock
                                                                                  $.01 par
                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                      Class A
(Right to Buy)    $19.9667 1/11/02        A    V    2,250         (2)     1/10/12 Common    2,250(2)        2,250 (2)   D
                                                     (2)                          Stock
                                                                                  $.01 par
                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
Phantom                                                                           Class A
Stock Units       -0-      (3)                                    (3)     (3)     Common    1,654.632       1,654.632   D
                                                                                  Stock       (3)              (3)
                                                                                  $.01 par
                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
Phantom                                                                           Class A
Stock Units       -0-      (4)            A    V    1,138.99      (4)     (4)     Common    1,138.99        1,138.99    D
                                                     (4)                          Stock       (4)              (4)
                                                                                  $.01 par
                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
Phantom                                                                           Class A
Stock Units       -0-      11/1/02        A         342.47        (5)     (5)     Common    342.47          342.47      D
                                                     (5)                          Stock       (5)              (5)
                                                                                  $.01 par
                                                                                  value
------------------------------------------------------------------------------------------------------------------------------------
Series A Senior
Redeemable
Convertible
Participating
Preferred                                                                         Class A
Stock, par                                                                        Common
value $.01 per                                                                    Stock
share             (6)                                             Immed-  N/A     $.01 par
                                                                  iately          value       (7)   $1,000  25,000 (7)  I     (8)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

** ALL NUMBERS HAVE BEEN ADJUSTED TO REFLECT A 3-FOR-2 STOCK DIVIDEND PAID ON MARCH 14, 2002.

(1) This option was previously reported. The Reporting Person can exercise the option as follows: 1,500 shares on 1/11/02, 1,500 shares on 1/11/03, and 1,500 shares on 1/11/04.

(2) This option was granted under the Issuer's 1996 Stock Option Plan for Outside Directors in a transaction exempt under Rule 16b-3. The Reporting Person can exercise the option as follows: 750 shares on 1/11/03, 750 shares on 1/11/04, and 750 shares on 1/11/05.

(3) These aggregated Phantom Stock Units were previously reported by the Reporting Person. The Units were credited to the Reporting Person's account under the Issuer's Deferred Stock Plan for Non-Employee Directors. The Units are to be settled in the Issuer's Common Stock on a deferred basis pursuant to the Reporting Person's prior election.

(4) These aggregated Phantom Stock Units were credited to the Reporting Person's account on 3/1/02 at $20.67 per share, on 5/1/02 at $21.86 per share, on 6/1/02 at $23.42 per share and on 8/1/02 at $17.58 per share, under the Issuer's Deferred Stock Plan for Non-Employee Directors in transactions exempt under Rule 16b-3. The Units are to be settled in the Issuer's Common Stock on a deferred basis pursuant to the Reporting Person's prior election.

(5) This Phantom Stock Unit was credited to the Reporting Person's account on 11/1/02 at $21.90 per share under the Issuer's Deferred Stock Plan for Non-Employee Directors in a transaction exempt under Rule 16b-3. The Unit is to be settled in the Issuer's Common Stock on a deferred basis pursuant to the Reporting Person's prior election.

(6) $1,000 per share of Preferred Stock divided by the Conversion Price, set at $10.2222, but subject to adjustment.

(7) Convertible into 2,445,652 shares of Class A Common Stock, subject to adjustment. In addition, the Reporting Person may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, be deemed to own certain shares of Class A Common Stock of Genesee & Wyoming Inc. owned by Mortimer B. Fuller, III as a result of a voting agreement. The Reporting Person disclaims beneficial ownership of such shares.

(8) By the 1818 Fund III, L.P. (the "1818 Fund III"). The Reporting Person is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of the 1818 Fund III, and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.


   /s/ T. Michael Long                                  November 4, 2002
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date
       T. Michael Long

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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